UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Switch & Data Facilities Company, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

871043105

(CUSIP Number)

December 31, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 871043105

1.	Names of Reporting Persons CEA Capital Partners USA, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,646,744

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 1,646,744

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,646,744

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 4.76%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 871043105

1.	Names of Reporting Persons CEA Capital Partners USA CI, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 508,007

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 508,007

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 508,007

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 1.47%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 871043105

1.	Names of Reporting Persons Seaport Capital Partners II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 3,218,628

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 3,218,628

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,218,628

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.31%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 871043105

Item 1.
	(a)	Name of Issuer
	(b)	Address of Issuer’s Principal Executive Offices Switch & Data Facilities Company, Inc. 1715 Westshore Boulevard, Suite 650 Tampa, FL 33607

Item 2.
	(a)	Name of Person Filing
	(b)	Address of Principal Business Office or, if none, Residence
(c)

Citizenship
CEA Capital Partners USA, L.P.

c/o Seaport Capital, LLC

199 Water Street, 20th Floor

New York, New York 10038

(Delaware)

CEA Capital Partners USA CI, L.P.

c/o Seaport Capital, LLC

199 Water Street, 20th Floor

New York, New York 10038

(Cayman Islands)

Seaport Capital Partners II, L.P.

c/o Seaport Capital, LLC

199 Water Street, 20th Floor

New York, New York 10038

(Delaware)

	(d)	Title of Class of Securities Common Stock, par value $0.001 per share.
	(e)	CUSIP Number 871043105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not Applicable.

CUSIP No. 871043105

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
CEA Capital Partners USA, L.P.
	(a)	Amount beneficially owned: 1,646,744
	(b)	Percent of class: 4.76% of Switch & Data Facilities Company, Inc.’s common stock, par value $0.001.
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote 1,646,744
		(ii)	Shared power to vote or to direct the vote 0
		(iii)	Sole power to dispose or to direct the disposition of 1,646,744
		(iv)	Shared power to dispose or to direct the disposition of 0

CEA Capital Partners USA CI, L.P.
	(a)	Amount beneficially owned: 508,007
	(b)	Percent of class: 1.47% of Switch & Data Facilities Company, Inc.’s common stock, par value $0.001.
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote 508,007
		(ii)	Shared power to vote or to direct the vote 0
		(iii)	Sole power to dispose or to direct the disposition of 508,007
		(iv)	Shared power to dispose or to direct the disposition of 0

Seaport Capital Partners II, L.P.
	(a)	Amount beneficially owned: 3,218,628
	(b)	Percent of class: 9.31% of Switch & Data Facilities Company, Inc.’s common stock, par value $0.001.
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote 3,218,628
		(ii)	Shared power to vote or to direct the vote 0
		(iii)	Sole power to dispose or to direct the disposition of 3,218,628
		(iv)	Shared power to dispose or to direct the disposition of 0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group

                Seaport Capital Partners II, L.P., CEA Capital Partners USA, L.P. and CEA Capital Partners USA CI, L.P. (the “CEA” funds) may be deemed to be a separate group.  The CEA funds, however, are of the view that they are not acting as a group for purposes of Section 13(d) under the Act and that that are not otherwise required to attribute to each other beneficial ownership of securities held by either of them.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
Not applicable.

CUSIP No. 871043105

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January 15, 2009

CEA CAPITAL PARTNERS USA, L.P.

By:	Seaport Capital, LLC
its authorized representative

By:	/s/ Howard M. Kaufman
Name: Howard M. Kaufman
Title: Chief Financial Officer

CEA CAPITAL PARTNERS USA CI, L.P.

By:	Seaport Capital, LLC
its authorized representative

By:	/s/ Howard M. Kaufman
Name: Howard M. Kaufman
Title: Chief Financial Officer

SEAPORT CAPITAL PARTNERS II, L.P.

By:	Seaport Capital, LLC
its authorized representative

By:	/s/ Howard M. Kaufman
Name: Howard M. Kaufman
Title: Chief Financial Officer